Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 14, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (the “Company”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 13, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Coin Stories Podcast and the partial transcript is below.

Partial Transcript of Jack Mallers Interview with Coin Stories Podcast, Hosted by Natalie Brunell, Found on YouTube, published May 13, 2025.

Natalie: Hey, Jack. It’s so great to see you. One of my most popular guests, of course. And I feel like every single week there has been a headline involving you or one of your companies. Congratulations. I can’t wait to get into it. How are you?

Jack: I’m good, thank you. How are you doing? Thanks for having me back.

Natalie: That’s awesome. Um, okay. All right. I feel like there’s members of the audience just shouting, saying ask him about Twenty One. So we got to talk about Twenty One, this really huge announcement also, um, because I, I was surprised that you’re actually going to do both. You’re going to be in both of these roles leading these companies. So talk about how you’re going to juggle that. But first of all, just what is Twenty One for people that are really curious to hear it directly from you?

Jack: Yes. So super important for everyone to understand. Strike and Twenty One are entirely separate companies. So they don’t share anything other than an interest in Bitcoin changing the world. So I’m going to, for my lawyers’ sake, take off my Strike CEO hat and put on my Twenty One CEO hat and talk about Twenty One. So Twenty One uh, we exist to give the capital markets what we believe is a very unique opportunity, which is a pure play Bitcoin business. Our goal and I can talk about the founding story. Actually, I haven’t really been able to tell it. Uh, it was to bring blue chip credibility with Bitcoin startup upside to the capital markets. We believe we’re big enough to win coming to the market already with the third largest treasury in the world, but small enough to grow, and that our core KPIs are Bitcoin per share and Bitcoin return rate, we’re encouraging the financial markets to think of us in Bitcoin terms where business that’s designed to outperform Bitcoin. And that was the initial thesis and the gap in the market we wanted to fill. We’ve seen a lot of businesses that are maybe smaller cap that are looking for newer life. I mean, Michael Saylor famously says Bitcoin is on a need to know basis. We’ve seen a lot of businesses that maybe need Bitcoin. They were failing. They’re rebranding, they’re pivoting. And these are smaller cap that we didn’t think could fit the institutional demand and the capital markets appetite that was building and that we’ve seen. And then for MicroStrategy, you know we think that there’s an opportunity to grow beyond just acquiring Bitcoin. And the business was founded by Bitcoin technologists in Paolo, Tether and myself. And we think that there’s an opportunity to actually build products given access to the capital markets and a massive treasury, which is a unique asset on our balance sheet. So that was a lot of the high level vision. We think we’re very unique in this pure play sense. And given the backers and the founders and our plans and our roadmap, what we filed in our business plan, we’re very different and we’re excited. And we think this Bitcoin per share number, we intend to be able to grow that and I think bitcoiners are going to fall in love with it.

Natalie: So the Treasury is going to have 42,000 Bitcoin, right off the bat?

Jack: Over 42,000 at closing of the transaction. So, I think what people should know, because I’ve seen a lot of questions. What we announced was a filing and an intent to go public via a SPAC transaction with Cantor Equity Partners. But we are in what’s now known as the approval process. So once that transaction is officially approved, our hope is to list our stock on a stock exchange under the ticker XXI. But we are in that approval process. So what everyone saw as an announcement was the filing to combine via SPAC, Cantor Equity Partners and Twenty One. And once we are approved, we will have over 42,000 Bitcoin in our treasury. Yes.

Natalie: So are all these Bitcoin treasury companies going to be competing with each other? Or is this all accretive? Because I even saw I think a slide was leaked or something from your presentation and it had you right next to strategy, right? And this is these are the check marks that we have. So it seems like, you know, you’re trying to say this is better than um, how should people look at that?

Jack: Well, I mean, I appreciate the reaction I got from a lot of the MSTR bag holders, but the reality is, if you are going on Wall Street, and this process is what’s known, a wall cross is when you wall cross investors and you let them know what you’re building and you give them an opportunity to invest. So we’ve already have over $500 million of committed capital from said investors. One of their first questions is what makes you different? What makes you confident that you’re going to be performant? What makes you think you’re going to be successful? And so part of my job was making the case of what makes us different than someone like Strategy. I don’t I don’t take it as a shot or an offensive. I think it’s just natural. And I also think that competition drives innovation and progress. And as bitcoiners and free market activists, we should embrace that. So that’s what that slide was. It wasn’t, it wasn’t meant to be polarizing. But the point that we were making in the slide is, um, you know, Twenty One, the startup upside we think is really important. Is that, an opportunity for investors to get in on the ground. Um, this idea of premium to net asset value, um, the market doesn’t know how to understand that, doesn’t know how to challenge that. We think we can be extremely accretive in Bitcoin terms, which is this Bitcoin per share metric, and build a case that relative to other businesses with massive treasuries, you know, we’re going to be able to go out, we intend to go out and raise a lot of capital in an accretive way and post really performant Bitcoin denominated metrics. And that’s what that slide said. With an ability to actually generate Bitcoin native cash flow with Bitcoin native business models. Um, our point is the vision for us is to actually use our partners and the experience that I’ve had and the experience that Tether has had in finding high margin, high growth, cash generating opportunities in this sector, and leverage the capital markets in our Treasury to provide value to the space. And so we want to be, you know, the equity, where the capital markets can best participate in this Bitcoin story. And we measure that by being performant in Bitcoin. That’s what this BPS and BRR is about. And that’s what that slide was about. And uh you know the investors liked it. And I, maybe you know maybe some folks on Twitter didn’t, and I apologize for that. It wasn’t intentional. But, um I think it’s good for Bitcoin. Everything’s good for Bitcoin.

Natalie: Yeah. Well I’m glad you addressed that. Um, if people are familiar with Bitcoin treasury companies, there always is a core business, right? Metaplanet has a hotel. They sold off literally all their hotels except for one. Strategy has the business intelligence software. Semler Scientific has healthcare and diagnostic products. Cooler is um, you know, also has products that are on like the Mars rover. So, what is this core business though, because that’s what seems to be so different about this.

Jack: Yeah, well, um, we’re a Bitcoin company. Uh, if everyone wants to, they can check out our business plan in our filing, uh, we have Bitcoin education services. Uh, we have Bitcoin branding services, but we also will be launching Bitcoin financial services. That’s the big one that we’re really excited about. We actually referenced in there the lending and the credit markets specifically. Um, I can only speak to the business plan that was filed until the transaction is approved. Um, but the operating company is a Bitcoin company. This is not a shell business. Um, but, uh, we actually believe that, you know, you referenced what were the two businesses you referenced a hotel, Metaplanet, and maybe some Semler Scientific. We actually believe that Strategy.

Natalie: Semler, Strategy. Yeah.

Jack: Yeah. Our business, being a Bitcoin company and being able to build business lines and cash flow within the industry actually makes us more of a levered play. We’re even more correlated to the space, our intellectual property, our technology will be considered Bitcoin assets as well. And so we don’t want to make a story that I have some hot dog stand down the street. That’s not who we are and that’s not why we created the company. We actually created it. The founding story was to be inverse of that is the founding story was as OG bitcoiners. I mean, I’ve known Tether for over a decade. There just weren’t that many people in Bitcoin 13 years ago. And we’ve always philosophically aligned around what Bitcoin means. I mean, if you look at Tether and myself, we overlapped in El Salvador, right? I was a material part of that story. They now are headquartered there and have carried the baton since. We’ve overlapped in the markets we serve. I mean, Tether and I have served Latin American markets, African markets in our careers where many other companies haven’t. So very strong philosophical alignment. And I would say the conversation over the campfire, so to speak, between us, went from wow, as OG bitcoiners, how fun and clever and creative is MicroStrategy? This is so much fun to cheer on and watch. And that was 4 or 5 years ago, and I would say maybe a year or two ago. It went from, man, there’s such institutional demand, there’s such a large capital markets appetite, and we feel like we can actually provide something that we want to see. I mean, it’s be the change you want to see in the world, which is a pure play business that can actually build technology. This is proven, businessman, proven technologists in the space that have been immensely successful at metrics like gross profit, net profit per employee, companies and products within this industry. High margins, high growth. We know what we’re doing. We’ve proven we can scale it. We wanted blue chip credibility. We think we can bring people like SoftBank into this space. We think we have the capabilities to put together a public equity that’s immensely credible and big enough to win. But has startup upside is small enough to grow. And we didn’t see that in the market. And that’s the truth. And we’re not we’re not uh operating company that’s, you know, totally opposite to Bitcoin and has no correlation whatsoever. It is 100% pure play built by bitcoiners for bitcoiners’ business. That’s our intent.

Natalie: So when is this going to be available for trading?

Jack: Um, I cannot speculate on the closing of the transaction. I mean, I think everyone can go and look at prior SPACs and understand what’s average and what’s not. Um, but yeah, Twenty One, our goal is to have, um, our stock traded on a stock exchange under the ticker XXI. And, uh, as of today, Cantor Equity Partners is still a separate business. Um, and they’re traded on the Nasdaq today. But that is not us officially yet. The merger has not been approved.

Natalie: I get the sense that all of these companies that are going to accumulate so much Bitcoin early on, they’re all going to be Bitcoin banks. I mean, Hal Finney wrote about Bitcoin banks in the early days. Is that what these are going to be?

Jack: I think that that’s a lot of our vision. I can’t speak to everyone else, but, um, yeah, I think we were, you know, as this industry developed, this Bitcoin treasury, uh, industry, we hadn’t seen anyone that was interested in actually building technology on top of it. Um, whether it was they felt like they weren’t capable, they didn’t have the experience or there was a lack of interest. All of the above, none of the above. But we were disappointed in that as bitcoiners. And so, yeah, I would say our vision is, you know, if we have already the third largest treasury in the world, and we’re very confident in our intent to be able to grow that, we think that that is a very unique asset to be able to provide financial services. And we’re very explicit about that in our business plan. And we think that the market should have confidence in my ability to lead that with partners like Tether. Um, because again, Tether is probably the most profitable per employee business in the history of mankind and Strike, given our numbers, I mean, for gross profit and net profit per employee within the Bitcoin space, we got to be up there, if not number one. And so we think we have what it takes, to actually take this idea, and bring it to what we consider the next level. Now we’ll see what the market’s appetite for that is. And if they actually align with our vision. But that is absolutely our vision, 100%.

Natalie: Yeah. I saw you released your financials recently. They were really impressive. Um, but so did you think about stepping down from Strike? How are you going to juggle both of these? They seem like both are full-time jobs.

Jack: Um, yeah. I mean, I never thought about stepping down for Strike, ever, and part of releasing the financials was, I don’t think Strike is a private business, and I don’t think people knew how well we were doing, and we wanted to give a level of transparency to our customers, most importantly, but also to the community that Strike is an incredible business, and we’re doing phenomenally well, and that people should have confidence in us and our services and our ability to continue to serve Bitcoin. Uh, for me, you know, what’s funny, Natalie, is I’ve never been the type of person to follow, you know the normalcy of what society thinks should be done. I don’t know who ever invented the rule that you can’t run two businesses, but, um, my immediate instinct was you can just do whatever you want in this life.

Natalie: And Elon Musk is running, like, five.

Jack: Yeah, actually, I mean, Jack Dorsey, other Jack, he’s been an incredible mentor to me, almost like a big brother or uncle figure. And, uh, he was one of the first phone calls I made, and because he ran Twitter and Square and the immediate thing he told me is, you already got a leg up on me, man, because Twitter and Square were not similar companies. They were very different and it was initially challenging for him to, at lunchtime, have to like totally context switch and go from running a seller’s business to process credit cards to running a social media. That was two entirely different things, two entirely different missions. For me, I’ve spent my entire adult life, I got into Bitcoin when I was 18 years old. I’m now 31. And for me, I live and exist on this planet to try and help Bitcoin have the chance that I think it deserves to change the world in what I believe is the right direction. And both of these companies independently, I think, help achieve my life purpose. And so it was actually super obvious to me. Um, and I think it’s helpful that they are both Bitcoin businesses. My days don’t actually change that much. I mean, I’ve been on your show a lot as the CEO of Strike, and now I’m on your show as a CEO Strike in Twenty One, but we’re still just going to talk about Bitcoin and whatever macro. And my life hasn’t really changed much.

Natalie: Yeah. Well you are you’re an OG. People still find our earliest interview where you shared your backstory and they absolutely love that. And it’s been so inspiring to watch. Kind of going back to what we were discussing with developing, um, Bitcoin essentially. I like the way the way that Michael Saylor describes it is you have this raw land, like, if this is digital Manhattan, you’re buying the land and then you later can develop it and monetize it and offer them financial services. But obviously, you know, the Bitcoin community, um, some people look at that and they’re like, this goes against the ethos of Bitcoin. We don’t want the institutions. We want it to be the decentralized peer to peer payment network. What do you say to that?

Jack: Well, I think it’s actually incredibly contradictory to the ethos of the project, to be honest. Um, yeah. I think it’s funny when a bitcoiner comes up to me and says, I don’t like that BlackRock’s buying Bitcoin. Kick them out. Like, well, excuse you, Mr.. Uh, that’s not how the protocol works. I mean, Bitcoin is neutral distributed software. Um, it’s there to buy it if you want to buy it. It is a money that can be used for settlement amongst enemies. It has no bias and that’s the point. And so for those that understand money and its role as a market good that you don’t consume, that’s accessible, sellable and liquid for you to store and exchange time and energy, it has to be available for anyone to buy in any quantities. And I think one of the most underrated parts of Satoshi’s innovation is the design of the system is that you can own as much as you want. It doesn’t give you any more influence over the rules of the system, and so it’s not threatening for institutions to get involved. They can buy it just like you can as much as they want with any appetite. And I think it’s a little bit anti-Bitcoin to say we don’t value those people’s time and energy and their life story and their history and their participation in the global financial market. Bitcoin is just for us, this corner. It’s, I think it’s stupid. And so I actually think we’re living through part of my motivation to co-found Twenty One was the macro environment we’re living through right now. And I think, uh, you know, I expect real rates to continue to be negative. And I think that there’s a certain, um, part of the financial system that needs help. And I think Bitcoin can solve their problem. I think it’s good for Bitcoin. I think it’s good for them. I think it’s good for the world. Uh, and I don’t see why they wouldn’t be allowed access to a neutral money that acts in their interest. That’s just my personal opinion, and sometimes I find it funny that someone wants to kick someone out of Bitcoin and think that they’re defending the ethos. I get it, I get that institutions and banks and governments have not been friends of the people, historically. I don’t disagree with that, but, um, it’s part of the future I want to see, is everyone has access.

Natalie: Well said. Yeah, it’s a free market. I’m glad you brought up macro. Let’s pivot to that for a moment, because I know that people will be interested in hearing what you think. We crashed down to the 70’s. Things have been really crazy, lots of macro headwinds, especially with the tariff talks. And none of that seems to really be resolved. Even though Trump is saying, hey, go buy stocks. Um, so what do you make of all of it?

Jack: I actually think we’re unwinding from a monetary regime that has been in place since the world wars. That’s really my personal macro thesis. And, uh, I, I view from that lens and I think it’s very useful to, you know, what the world should understand is after the world wars, America was the strongest economy, we had the most gold, we had the most strength we, I guess you can’t really, in my opinion, win a devastating world war. But in all intents and purposes, we were on the winning side. The monetary agreement that followed from that, with things like Bretton Woods, was to establish the United States as the world reserve currency. The idea behind that, Natalie, was to allow the US to export its strength to help the rest of the world get back on its feet. And we were to export our strength, meaning our access to gold. We had the most gold in the world. Our strong economy, our manufacturing base, our consumers that were actually consuming and willing to pay for stuff because they still had money. We’re going to export all that through the US dollar. And so we set up agreements globally with countries like Germany, Japan, China, Russia, where we’ll take on the role of the world reserve currency. We’ll export the dollar and distribute it throughout the world and export our strength. And what you guys can do is produce real stuff oil, energy, food, raw materials, metals, manufactured materials, and you can export it to us, and that will be the global trade relationship because we got to get everyone back on their feet. A lot of these countries were decimated, economies decimated. And being able to produce stuff and sell it to the United States was a good deal for them to get back up off the ground. Okay, that’s not a very sustainable relationship because effectively, we are printing pieces of paper and getting real stuff in return for it. And there’s the Triffin dilemma, which is a very well-known concept, which is if you’re the world reserve currency, you’re going to hollow out your manufacturing base and your middle class because you’re delegating and outsourcing manufacturing and iPhone, manufacturing the food you consume, manufacturing the oil and the energy that you consume and all you’re doing is importing the real stuff and exporting this currency. And so it was intended to be a short term solution that ended up compounding over a century. And, so then what do we have today? We have the US, which naturally, because of the design of the system, has $36 trillion of debt and operates in what Trump calls a deficit, meaning we just push out pieces of paper and we operate trade on profitably to import the stuff. And someone like China, who’s become the best manufacturer, given the design of the system, they’re operating in a surplus, which is $1 trillion plus. What actually happens here, Natalie, is when China or other countries operate in such a big surplus in order for them to keep their exports competitive, meaning manufacture stuff and push it out to the rest of the world, they can’t invest locally in the country. It would strengthen their currency and make their exports not as competitive because labor would be more expensive. So they take their trade surplus and they invest it in the Mag 7, in the Nasdaq, in US real estate. So the design of this financial system that we’ve built post the world wars and the US has perpetuated is as such, where all of our financial assets are highly inflated because they are catching the bid and the buying power of the trade surplus from our trading partners. We have no more middle class, we have no more manufacturing class. Our poor get exponentially more poor because trading partners like China are bidding up all the assets that people desire, like stocks, like land, like real estate.

Natalie: The appreciating assets. And we’re getting depreciating goods.

Jack: Yeah. And the wealth class is getting exponentially wealthier without having to do any proof of work and provide value to society. So what we’re seeing in the way I would interpret what Trump is attempting to do, whether you like him or not, is unwind from that and say, we need to be able to produce stuff again in this country. We need to bring back a middle class. We need to take the US from running in a deficit and potentially a surplus. And now you’re seeing capital structures reorder. So China’s going to have to unwind capital then. And that’s what a lot of the fight is about. And so for me this is very bullish. Personally I believe neutral reserve assets and monies that are don’t bias a particular government and can act as the broker for everyone’s contributions, trade and time and energy. So, that’s how I interpret what’s going on. We’re unwinding from a century of monetary alignment that is naturally unsustainable, and wasn’t even meant to last as long as it did. And it’s getting to a tipping point. And so it’s inherently going to be a little volatile. But I think it’s what’s best personally, and I’m very excited to see how Bitcoin performs.

On May 13, 2025, Mr. Mallers was tagged in the following communications on X regarding the above podcast interview.

← Post

Natalie Brunell ⚡ ✓
@natbrunell

Don't miss this brand new conversation with @jackmallers on Strike's new lending product (and Jack's commitment to no rehypothecation), the full scoop on Twenty One Capital, Bitcoin corporate treasuries following $MSTR, and the emerging world monetary order reset.

Let us know what you think!

Timecodes: 00:00 What is @Strike Lending? 3:46 No rehypothecation 7:12 Interest rates on loans 11:12 Bitcoin loan terms 13:24 Jack Mallers named Twenty One Capital CEO 15:48 42,000 Bitcoin in Twenty One's treasury 16:38 Comparisons to Strategy $MSTR 19:29 What is Twenty One Capital? 25:10 Bitcoin banks 26:47 Running Strike and Twenty One Capital 29:19 Bitcoin ethos 32:08 Macro picture, tariffs 37:27 Gold vs. Bitcoin 40:32 Bitcoin price predictions, US debt

46:30

1:11 PM · May 13, 2025 · **65.2K** Views

70 · 100 · 740 · 256

On May 13, 2025, Mr. Mallers made the following communications on his X account regarding the above podcast interview.

Matt @matt_utxo · 2h

In an interview with @nataliebrunnel Jack called $MSTR shareholders "bag holders".

So much for being on the same team...

Each time Jack is asked, "What will $XXI $CEP do?" He just says "we're a Bitcoin focused company with experience serving customers".

Be careful with these

Show more

Bitcoin Magazine @BitcoinMagazine · 2h

JUST IN: Jack Mallers Twenty One Capital and Tether buys 4,812 #Bitcoin for $458,700,000 🤯

BITCO

53 5 140 15K

Matt @matt_utxo · 1h

My point is that 21 says they're a consumer-focused, Bitcoin only company with backing by Tether, CF, and Soft Bank but haven't shared any substantial

On May 13, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an episode of the Money Matters Podcast and partial transcript is below.

Partial Transcript of the Money Matters Podcast with Jack Mallers, as Found on YouTube, published on May 13, 2025.

Jack: All right. Uh, those are all the questions that I can answer today. Um, I mean, listen, on the, on the Twenty One, I see a bunch of the Twenty One questions. Uh, what I’ll say is what we announced. Uh, and this is just like, I think this answers a lot of your guys’ questions and then um I’m gonna end the episode. But, what we announced is a file to become public via SPAC merger with Cantor Equity Partners. Um, but we’re in what’s called the approval process. And so that transaction hasn’t been approved yet. And so that’s why our goal is to have the ticker XXI traded on a stock exchange at some point in the future upon the approval of this transaction we filed. But it’s still in review. And so I’m a bit limited in some of the things I can say and what I can talk about. That’s why I’m very careful with price predictions. I’m speaking on my own behalf personally when I talk about Bitcoin and its value, not on the behalf of Twenty One. Uh, and that deal is still in review. It has not been approved. Um, and so we’re in what’s called the approval process for the SPAC merger that we filed.

On May 13, 2025, Brandon Lutnick made the following communications on his X account.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.

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